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August 2, 2016

By Edgar and Email

Arthur C. Sandel, Esq. Special Counsel Office of Structured Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Daimler Retail Receivables LLC Registration Statement on Form SF-3 File No. 333-212311

Dear Mr. Sandel:

On behalf of the registrant, Daimler Retail Receivables LLC, we transmit for filing under the Securities Act of 1933, Amendment No. 1 to the registration statement on Form SF-3, No. 333-212311.

In addition, the registrant has instructed us to provide each of the responses set forth below to the staff’s comments of July 27, 2016.  For ease of reference, the staff’s comments have been repeated below in italics.  Each comment is followed by the registrant’s response, and we refer to each of your comments by the number assigned to it by you.

Registration Statement on Form SF-3

General

1.
Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Refer to General Instruction I.A.2. of Form SF-3.

Daimler Retail Receivables LLC, the depositor, confirms that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Arthur C. Sandel, Esq.
August 2, 2016

respect to asset-backed securities involving the same asset class as the notes being registered under the registration statement.

2.	We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

The depositor confirms that delinquent assets will not constitute 20% or more of the asset pool as of the related cutoff date.

Form of Prospectus

Risk Factors

Losses on the receivables may be affected disproportionately because of geographic concentration of the receivables, page 24

3.
We note your risk factor that the pool contains a high concentration of receivables related to obligors located in certain states and that events in those states may adversely affect the notes. Please include bracketed disclosure indicating that, if 10% or more of the receivables are or will be located in any one state or geographic region, you will describe the factors specific to such state or region that may materially impact the receivables or cash flows. Refer to Item 1111(b)(14) of Regulation AB.

We have added a bracketed disclosure indicating that, if 10% or more of the receivables are or will be located in any one state or geographic region, we will describe any factors specific to such state or region that may materially impact the receivables or cash flows.  We have also added a placeholder for additional disclosure in response to this comment under "Receivables Pool" on page 54 of the prospectus.

The Trustees

The Indenture Trustee, page 37

4.
We note your disclosure that the indenture trustee “will be under no obligation to exercise any of the rights or powers vested in it by the indenture or to institute, conduct or defend any litigation under the Indenture… (other than those relating to an asset representation review demand) at the request, order or direction of any of the Noteholders, unless those Noteholders have offered to the Indenture Trustee security or indemnity satisfactory to it….” We note a similar discussion with respect to the owner trustee on page 37. Please tell us why such contractual provisions would not undermine the trustees’ duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution.

Arthur C. Sandel, Esq.
August 2, 2016

These sentences describe the long established standard that trustees are not required to risk their own funds to pursue a proceeding on behalf of investors.  The provisions do not undermine the dispute resolution process, first, because the investor requesting the repurchase of a receivable may pursue dispute resolution directly.  In that circumstance, the investor would be able to act against the depositor or seller without trustee participation.  Second, the transaction documents follow the expense allocation provisions for dispute resolutions required by the shelf eligibility criteria in General Instruction I.B.1(c)(B) of Form SF-3.  The contractual provisions that provide for the trustee to not be personally at risk for such expenses in the event it is acting in the dispute resolution process on behalf of investors does not undermine or contradict these eligibility criteria.  Third, in response to this comment, we have revised Section 7.01(c) in the form of indenture to clarify that if the indenture trustee declines to take any actions in connection with a dispute resolution due to the failure of noteholders to provide reasonable security or indemnity or for any other reason, then an investor may exercise its rights related to dispute resolution directly as the “requesting party.”  We have also made an analogous revision to Section 7.01(g) in the form of trust agreement relating to the owner trustee.

The Asset Representations Reviewer, page 40

5.	Please revise to clarify that any resignation, removal or appointment of an asset representations reviewer will be reported in a timely Form 10-D filing. Refer to Item 1122(d)(2) of Regulation AB.

We have revised this section to clarify that any resignation, removal or appointment of an asset representations reviewer will be reported in a timely Form 10-D filing.

The Receivables Pool

Review of Receivables, page 62

6.
We note your statement that third parties will assist the depositor in certain aspects of the asset review. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. Refer to Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Arthur C. Sandel, Esq.
August 2, 2016

Depositor confirms that if it or an underwriter obtains a due diligence report from a third-party provider, the depositor or (based on representations the depositor receives from the underwriters) the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report it or the underwriter has obtained.

MBFS USA Must Repurchase Certain Receivables, page 63

7.
We note your statement on page 64 that “a Noteholder may make a request or demand that a Receivable be repurchased due to a breach of a representation made about the Receivables and the Indenture Trustee will notify MBFS USA of any Noteholder’s or Note Owner’s request or demand it receives.” Please revise this statement to clarify that a noteholder or note owner may make repurchase requests directly to the seller.

We have revised this statement to clarify that a noteholder or note owner may make repurchase requests directly to the seller.

Static Pools, page 64

8.
We note your bracketed disclosure that you will insert any specific terms showing material differences between the receivables and the static pools. Please confirm that, for each takedown, you will provide the prospectus disclosure required by Item 1105 of Regulation AB, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristic and any terms or abbreviations used, as well as a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.

Depositor confirms that, for each takedown, it will provide the prospectus disclosure required by Item 1105 of Regulation AB, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used, as well as a description of how the static pool differs from the receivables pool underlying the notes being offered, such as the extent to which the pool underlying the notes being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.

Arthur C. Sandel, Esq.
August 2, 2016

Asset Representations Review

Delinquency Trigger, page 65

9.
Please revise to provide information about whether charged-off receivables and/or receivables related to repossessed vehicles are included in determining whether the delinquency trigger has been met for each monthly reporting period.

We have revised this section to clarify that charged-off receivables and/or receivables related to repossessed vehicles will not be included in determining whether the delinquency trigger has been met for each monthly reporting period.

Asset Representations Review Process, page 66

10.
Please revise your disclosure to state that the review will be performed on each receivable that is 60 days or more delinquent (rather than on each receivable that is “more than 60 days delinquent”), as required by the shelf-eligibility provisions of Form SF-3. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

We have revised the disclosure to state that the review will be performed on each receivable that is 60 days or more delinquent.

Part II – Information Not Required in Prospectus

Item 15.  Undertakings, page II-2

11.
Please revise to remove the undertaking under Item 512(i) of Regulation S-K. Registrants offering asset-backed securities on Form SF-3 must now rely only on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982).

We have revised this section to remove the undertaking under Item 512(i) of Regulation S-K.

Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Arthur C. Sandel, Esq.
August 2, 2016

 Sincerely,

/s/ Siegfried Knopf

Siegfried Knopf

Cc:	Lulu Cheng, Esq. – Securities and Exchange Commission
Steven C. Poling, Esq. – Daimler Retail Receivables LLC
Dale W. Lum, Esq. – Sidley Austin LLP